May 18, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re: Whirlpool Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed February 26, 2015
File No. 001-03932

Dear Mr. Spirgel:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation (“Whirlpool”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated May 6, 2015, containing comments on the above-referenced filing. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment. As noted in our responses below, the proposed revision refers to Whirlpool’s intended method of complying with the Staff’s comments in Whirlpool’s future filings with the Commission, if appropriate given the then current facts and circumstances.

Form 10-K for the fiscal year ended December 31, 2014
Comment No. 1: Notes to Financial Statements; Note 2. Acquisitions; Indesit Company S.p.A., Page 45
Please provide us your tests of significance for your acquisition of Indesit Company S.p.A., prepared pursuant to Rules 3-05 and 1-02(w) of Regulation S-X.
In response to the Staff’s comment, we respectfully provide the following supplemental information below.

As fully described in Note 2 to the consolidated financial statements, in 2014 the Company completed the acquisition of Indesit Company S.p.A. (“Indesit”). Total consideration paid for Indesit was $1.4 billion in aggregate net of cash acquired.

The following table provides the percentage of the issued and outstanding shares acquired at each stage of the Indesit acquisition:

Description	Date	Issued & Outstanding Share Capital Acquired	Cumulative % of Shares Capital
Claudia Merloni Shares	July 17, 2014	4.4%	4.4%
Fineldo & Family Shares	October 14, 2014	62.4%	66.8%
Closing of Mandatory Tender Offer	November 28, 2014	30.3%	97.1%
Final purchase	December 3, 2014	2.9%	100%

We performed the following three tests to determine the significance of the Indesit acquisition to Whirlpool: the asset test, the investment test, and the income test, pursuant to Rules 3-05 and 1-02(w) of Regulation S-X. We utilized Whirlpool’s and Indesit’s reported results as of December 31, 2013 for the significance tests. The consolidated financial statements of Indesit as of December 31, 2013 were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), as interpreted by the International Financial Reporting Interpretations Committee (“IFRIC”) and endorsed by the European Union. We converted Indesit’s IFRS financial statements to U.S. generally accepted accounting principles (“US GAAP”) when performing the significance tests. The conversion to US GAAP resulted in two balance sheet adjustments that increased Indesit’s reported total assets by EUR 74 million, net, as of December 31, 2013. The IFRS to US GAAP adjustments had an immaterial impact on Indesit’s reported pre-tax income.

The tests of significance are included on the following page. We concluded that the income and investment tests did not meet the 20% significance level. However, we concluded that the asset test did meet the 20% significance level upon our acquisition of 100% of the issued and outstanding shares of Indesit.

Accordingly, in accordance with Regulation S-X, Article 3, section 210.3-05 (b)(2) Financial statements of businesses acquired or to be acquired, the Company filed a Form 8-K/A on February 9, 2015 which provided financial information for the most recent year and interim results through September 30, 2014 and provided one year of audited financial statements as of and for the year ended December 31, 2013.

Asset Test (amounts in millions)
Indesit Reported Total Assets at December 31, 2013	€ 2,245
IFRS to US GAAP Adjustments:
Capitalized development expenses	-€ 44	(a)
Balance sheet reclassification	€ 118	(b)
Indesit Reported Total Assets at December 31, 2013 adjusted to US GAAP	€ 2,319

Exchange rate at December 31, 2013	1.37505

Indesit Reported Total Assets at December 31, 2013 adjusted to US GAAP	$ 3,189

Whirlpool Reported Total Assets at December 31, 2013	$ 15,544

Significance level at October 14, 2014 (at 66.8% ownership)	13.7%
Significance level at November 28, 2014 (at 97.1% ownership)	19.9%
Significance level at December 3, 2014 (at 100% ownership)	20.5%

Conclusion: Indesit acquisition is deemed significant to Whirlpool at 100% ownership level as Indesit's total assets as of December 31, 2013, adjusted to US GAAP, are greater than 20% of Whirlpool reported total assets as of December 31, 2013.

(a) Capitalization disallowed under US GAAP
(b) Reclass of contra-asset balance from Accounts receivable to Other current liabilities

Income Test (amounts in millions)
Indesit Reported Pre-tax Income for the year ending December 31, 2013	€ 17

2013 Average exchange rate at December 31, 2013	1.328

Indesit Reported Pre-tax Income for the year ending December 31, 2013	$ 23

Whirlpool Reported Pre-tax Income for the year ending December 31, 2013	$ 917

Conclusion: Indesit acquisition is not significant to Whirlpool under the Income Test at 100% ownership	2.5%

Investment Test (amounts in millions)
Total consideration for Indesit S.p.A.	$ 1,356

Whirlpool Total Assets at December 31, 2013	15,544

Conclusion: Indesit acquisition is not significant to Whirlpool under the Investment Test at 100% ownership	8.7%

Comment No. 2: Notes to Financial Statements; Note 11. Income Taxes; Pages 62 and 63
Please disclose your policy on classification of interest and penalties associated with uncertain tax positions per ASC 740-10-50-19 and ASC 740-10-45-25, and advise us.
In response to the Staff’s comment, we will in future filings disclose our policy on classification of interest and penalties associated with uncertain tax positions. The disclosure will be as follows: “We recognize charges related to interest and penalties for unrecognized tax benefits as a component of income tax expense.”

I trust that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-4678, via facsimile at (269) 923-3582, or via email at Larry_M_Venturelli@Whirlpool.com.

In connection with responding to the Staff’s comments, and as requested by the Staff, we acknowledge the following:

•	Whirlpool is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Whirlpool may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ LARRY M. VENTURELLI

Larry M. Venturelli
Executive Vice President and Chief Financial Officer

cc:     Robert S. Littlepage, Accountant Branch Chief
Kirsten J. Hewitt, Whirlpool Corporation
Paul Steih, Ernst & Young LLP